UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             Mylan Laboratories Inc.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    628530107
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 18, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D filed by the Registrants with the U.S. Securities and Exchange Commission on September 7, 2004 as amended on September 17, 2004, November 1, 2004, November 19, 2004, November 22, 2004, December 17, 2004, February 22, 2005 and February 28, 2005, relates to the common shares, $.50 par value (the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Issuer") is amended to furnish information as set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On July 18, 2005, High River issued a press release  attached hereto as
Exhibit 1.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2005 WITH RESPECT TO MYLAN LABORATORIES INC. THAT
SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.


Item 7.  Material to be Filed as Exhibits

1. Press Release dated July 18, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2005

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:      BARBERRY CORP., Sole Member



         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      HOPPER INVESTMENTS LLC, General Partner
         By:      BARBERRY CORP., Sole Member



                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN





    [Signature Page of Amendment No. 8 to Schedule 13D with respect to Mylan]

                                                                      Exhibit 1

                              FOR IMMEDIATE RELEASE
                          ICAHN UNIT COMMENTS ON MYLAN

New York, New York, July 18, 2005
Contact:  Susan Gordon (212) 702-4309

         On July 26, 2004, Mylan announced its intention to acquire King Pharmaceuticals. Thereafter, Mylan stock traded as low as $14.69 per share. Following that announcement, Mr. Icahn became involved in Mylan as a shareholder activist and, among other things, strongly criticized the proposed King acquisition as "reprehensible" and not in the best interest of Mylan shareholders. Mr. Icahn also announced his intention to conduct a proxy fight at Mylan.

         Since Icahn's involvement as a shareholder activist and vocal critic of the Mylan Board and management, Mylan has: (i) abandoned the King transaction;
(ii) announced the $1.25 billion share buy-back; (iii) doubled its dividend rate; (iv) taken steps to exploit Nebivolol through a major distribution partner and (v) announced the retirement of two of its non-independent directors. On July 15, 2005, the expiration date of the Mylan tender offer, Mylan's stock closed at $19.40, an increase of 32% from the time of Mr. Icahn's involvement. Mr. Icahn stated: "There is no question that shareholder activism has worked well to enhance shareholder value at Mylan."

         Icahn  affiliate  High River Limited  Partnership  tendered 26,291,200 shares of Mylan common stock pursuant to the Mylan tender offer. The determination to tender was made late on July 15, following the announcement by the FDA regarding Mylan's generic Duragesic product, with no clarification or further comment from Mylan. High River's determination to tender was based on careful consideration of the above factor, and, among other things, its belief that it would be difficult to win a proxy fight with the stock trading at the current levels. As previously stated, Mr. Icahn did not wish to be a passive investor in this company.

         Mr. Icahn is still of the belief that shareholder value will be further enhanced if Mylan were put up for sale and consolidated with a larger company. At this time, the determination whether or not Icahn will conduct a proxy fight at Mylan will be dependent, for the most part, on the price at which Mylan's stock trades over the next several weeks, the actions of management and the views of large Mylan shareholders.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2005 WITH RESPECT TO MYLAN LABORATORIES INC. THAT
SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.